ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

May 12, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)
(File Nos. 333-199318 and 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Post-Effective Amendment No.3 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and Amendment No. 7 to the Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Fund, LLC (the “Fund”), a Delaware limited liability company.

This filing is for the purposes of providing certain annual and other updates the Fund’s Registration Statement filed on July 22, 2016.

Please direct any questions or comments regarding this filing to the undersigned at (202) 508-4688. Thank you for your attention in this matter.

Very truly yours,

Adam S. Lovell, Esq.

cc:	Mark Duggan, AMG Funds LLC
Gregory C. Davis, Esq.